July 24, 2008

Filed via EDGAR and
Delivered via Facsimile (202) 772-9217
Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Stop 6010 Washington, D.C. 20549	Ms. Keira Ino Staff Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Stop 6010 Washington, D.C. 20549

Re:	Lev Pharmaceuticals, Inc.
Form 10-K for Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
File No. 000-32947

Dear Mr. Rosenberg and Ms. Ino:

We are counsel to Lev Pharmaceuticals, Inc. (“Lev” or the “Company”) and are in receipt of your letter dated July 17, 2008 concerning comments to the above-referenced filings of the Company. This letter sets forth the Company’s responses to the Staff”s comments as set forth in such letter. In presenting this response, we have followed the enumerated comments and section headings as set forth in your letter. For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response. As further described below, the Company proposes that in response to the Staff’s comments, it provide enhancements to its disclosures commencing with its Quarterly Report for the Quarter Ended June 30, 2008, which it intends to file by August 1, 2008, rather than amending its Annual Report on Form 10-K for the Year Ended December 31, 2007. Accordingly, the Company would appreciate any effort you could make to expedite your review of this response.

The Company’s responses are as follows:

Form 10-K for the Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition, page 41

Contractual Obligations, page 51

Securities & Exchange Commission
July 24, 2008

Comment 1. Please revise your contractual obligations table to include the interests on long- term debt.

Response

The Company has included interest on long-term debt in the table of its contractual obligations included in its Form 10-K for the year ended December 31, 2007. This amount is included in the aggregate long-term debt amount shown in the table. The Company proposes to revise its future disclosures to clarify that its interest commitment on long-term debt is included in the amounts reflected in the table of contractual commitments, beginning with its Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2008.

Consolidated Financial Statements, page F-1

Comment 2. Please revise your disclosure to explain why it is appropriate to capitalize inventory in 2007 rather than expensing the costs as incurred as research and development expense. Your disclosure should include how the inventory is used and the shelf life of the inventory. In addition, explain the significant increase in inventory in 2007 and 2008. Ensure that you provide enough detail about the activities in the account to enable an understanding of turnover.

Response

The Company purchases product from Sanquin Blood Supply Foundation (“Sanquin”) for both its ongoing clinical trials of C1-INH and for its buildup of inventory in preparation for the product launch of Cinryze™, its lead product candidate. Product designated for clinical use is expensed as research and development expense. Product designated for commercial use is treated as inventory and is capitalized. Inventory consists of products and costs associated with the manufacture of Cinryze™ that is designated for commercial sale.

The Company had determined to capitalize inventory for 2007 due to its activities in 2007 to prepare for a product launch. The Company believes that its completion of Phase III clinical trials for Cinryze™, and the Company’s pre-launch activities in 2007, support its decision to capitalize such inventory pursuant to Financial Accounting Standards Board No. 2, “Accounting For Research and Development Costs” and Chapter 4 of Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletin”. The Company’s pre-launch activities in 2007 included the hiring of sales and marketing personnel, the engagement of third-party service providers to assist the Company in developing its commercial operations, and the solicitation of requests for proposals from distributors and logistics providers, which culminated in the execution of agreements during the Company’s second fiscal quarter in 2008.

Securities & Exchange Commission
July 24, 2008

Based on the foregoing and in response to Staff’s comment, the Company’s proposes to include the following additional disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 in the notes to its financial statements under the caption “Summary of Significant Accounting Policies - Inventory”.

The Company purchases product from Sanquin Blood Supply Foundation (“Sanquin”) for both its ongoing clinical trials of C1-INH and for its buildup of inventory in preparation for the product launch of Cinryze™, its lead product candidate. Product designated for clinical use is expensed as research and development expense. Product designated for commercial sale is treated as inventory and is capitalized. Inventory consists of products and costs associated with the manufacture of Cinryze™ that is designated for commercial sale.

The Company had determined to capitalize inventory for 2007 due to its activities in 2007 to prepare for a product launch. The Company began capitalizing inventory in 2007 rather than expensing such costs as research and development expense due to its assessment that there was probable future economic benefit of the realization of such assets from future revenues from sales of its lead product candidate. The Company’s inventory increased in 2007 and 2008 in preparation for a commercial launch of Cinryze™.

Pursuant to its Distribution and Manufacturing Services Agreement with Sanquin, the Company procures U.S. Source Plasma from third party suppliers which Sanquin uses in the manufacture of finished product for the Company for clinical and commercial uses. The Company sells the intermediate plasma products which result from the manufacturing process of Cinryze™. The proceeds from the sale of these intermediate products is treated as a cost-recovery at the time of the delivery to the third-party purchaser and reduces the capitalized value of the Company’s inventory. The shelf life of the Company’s inventory is as follows:

Materials	Stage	Shelf Live
Frozen plasma	Raw material	Ten years
Intermediate products	Work-In-Process	Two to five years
Cinryze™	Finished	Two years.

Notes to Consolidated Financial Statements, page F-8

Note J- Commitments and Contingencies, page F-21

[1] Sanquin Blood Supply Foundation, page F-21

Securities & Exchange Commission
July 24, 2008

(b) Distribution and Manufacturing Services Agreement and Loan Receivable, page F-21

Comment 3.  Please revise your disclosure as it relates to the distribution and manufacturing agreement with Sanquin to include the following information:
•	Agreed-upon quantities of the Product to be purchased;
•	How the minimum purchase price was determined;
•	How the purchase price discount was determined;
•	The periods to which the discount is applicable to; and
•	Whether the minimum purchase commitments disclosed on page F-22 include the discounts.

Response

To address your comment, the Company intends to expand its disclosure in future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008. The Company proposes to modify the disclosure of its relationship with Sanquin in Note F[2] to its financial statements to include the additional information responsive to the Staff’s comments. In its Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, the minimum purchase commitments reported by the Company did not reflect the discount specified in the agreement with Sanquin. In its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and subsequent reports filed under the Securities Exchange Act of 1934, the Company intends to report its purchase obligation as net of the discount. The Company’s proposed disclosure for its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, and subsequent periodic reports, is as follows, with the additional disclosure shown as underlined text:

On October 10, 2007, the Company entered into an amendment, dated as of September 24, 2007, to the Distribution Agreement.  Pursuant to the amendment, the Company agreed on terms of a construction project to scale-up the production facilities of Sanquin to be used for the purpose of meeting the Company’s anticipated ongoing requirements for the commercial use of the C1-INH product to be marketed as Cinryze™.  Pursuant to the terms and conditions of the amendment, the Company is developing a project plan for the construction of additional production facilities with Sanquin.  Subject to the terms of the final project plan, the Company agreed to provide Sanquin with a non-interest bearing loan, up to a maximum amount of €7.5 million (approximately US $11.8 million, based on the exchange rate as of June 30, 2008), to finance the construction project.  This loan will be due July 1, 2014 and Sanquin agreed to repay the principal amount of the loan by providing us with a discount to the per unit purchase price of Cinryze™. Under the agreement, the Company’s purchase discount will apply to purchases through the earlier of the date that the Company’s loan receivable is paid in full or July 1, 2014. The loan receivable balance outstanding as of June 30, 2008 and December 31, 2007 was $3,662,900 and $3,414,755 and the fair value of the loan was $3,545,705 and $3,064,186, respectively.  In accordance with APB No. 21, Interest on Receivables and Payables, the Company did not impute interest since the loan does not require repayment in the future, but rather will be applied to the purchase price of Cinryze™.  The estimated fair value of the loan receivable as of June 30, 2008 and December 31, 2007 are based on the present value of the cash flows discounted at a rate 3.3% and 5.5%, respectively, that approximates current market returns.  In addition, in the event the agreement is terminated before July 1, 2014 because of a default by the Company or if by such date the volume of product the Company ordered is less than the required volume for Sanquin to repay the loan, then the Company shall waive the then outstanding balance of the loan.

Securities & Exchange Commission
July 24, 2008

Pursuant to the amendment, Sanquin shall manufacture C1-INH product for the Company on a toll-manufacturing basis using blood plasma supplied by the Company.  The Company agreed to purchase a specified amount of such product from Sanquin totaling approximately $19.0 million, net of the agreed upon discount, until the scale up is approved by the appropriate regulatory authorities, which we expect to occur during 2009. In addition, the Company agreed to an annual minimum purchase commitment of product of approximately $20.9 million, net of the agreed upon discount, during the term of the Agreement commencing in the year in which the scale up is approved in the U.S. for commercial production. The agreed-upon product purchase price and discount rate were the results of arm’s length negotiations between the Company and Sanquin. Further, the Company and Sanquin agreed upon the minimum annual purchase commitments under the agreement based on the Company’s anticipated need for product and the ability of Sanquin to manufacture sufficient quantities of product. The Company and Sanquin agreed to negotiate in good faith to modify these requirements in the event that regulatory approval for commercial release of Cinryze™ in the U.S. does not occur by March 31, 2008. As the Company had not received regulatory approval for Cinryze™ as of such date, the Company has been in discussions with Sanquin regarding these requirements. However, no assurances can be given that we will ultimately enter into a modification agreement, or similar arrangement with Sanquin to modify our commitments under this Agreement.  In such an event, the Company’s liabilities to Sanquin would be subject to the current terms of the Agreement.  The Company’s contractual purchase commitments are subject to annual adjustments based on market conditions and do not include the cost of storage, handling and testing services that Sanquin will provide.

Securities & Exchange Commission
July 24, 2008

Finally, the Company does not believe that it should be required to disclose the specific agreed-upon quantities of product to be purchased from Sanquin. The Company received an order from the Commission, dated December 11, 2007 granting confidential treatment concerning certain provisions of the Company’s Distribution and Manufacturing Agreement, as amended, with Sanquin, including the specific annual product purchase commitment. The Company notes, however, that it has provided disclosure in its financial statements as well as in the text of its Annual Report on Form 10-K for the year ended December 31, 2007 of its annual product purchase commitment, expressed in dollars. The Company believes that this disclosure is adequate and sufficient to inform investors of the potential impact of this agreement on its financial condition and that any further disclosure of its per unit cost is not material for the protection of investors. Accordingly, in light of fact that the Company already discloses in its periodic reports its purchase commitment in monetary terms and will include the enhanced disclosures as described in this letter, the Company respectfully submits that it should not be required to include the additional disclosure regarding the quantity of product to be purchased as requested by Staff.

(c) License Agreement, page F-22

Comment 4.  Please revise your disclosure as it relates to your license agreement with Sanquin to include the following information:
•	The percentage of royalties on net sales of products under the agreement;
•	Minimum annual royalties beginning in the first year of commercialization; and
•	When the last patent is expected to expire.

Response

In response to Staff’s comment, the Company advises Staff that it recently agreed with Sanquin that both parties will temporarily discontinue performance under the license agreement until such time as the parties agree to resume such performance. The parties have focused their efforts on obtaining marketing approval in the U.S. for Cinryze™ for the treatment of hereditary angioedema and determined that the most appropriate allocation of resources was in that direction. The parties, however, did not commit to terminate the license agreement at this time. Accordingly, the Company submits that it should not be required to amend its Annual Report on Form 10-K for the year ended December 31, 2007 as such information is not material to an investors understanding of the Company and its financial commitments. The Company intends to include the following disclosure in the Management Discussion and Analysis section of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 regarding this recent agreement between Sanquin and the Company:

Securities & Exchange Commission
July 24, 2008

On July 15, 2008, the Company and Sanquin agreed to temporarily discontinue further performance under the license agreement until such time as the parties agree to resume such performance. The parties have focused their efforts on obtaining marketing approval in the U.S. for Cinryze™ for the treatment of hereditary angioedema and determined that the most appropriate allocation of resources was in that direction. The parties, however, did not terminate the license agreement.

[2] Plasma Agreement, page F-23

Comment 5.  Please revise your disclosure as it relates to the DCI Agreement to include the following:
•	Minimum quantities of U.S. Source Plasma you are obligated to purchase each year under the agreement;
•	How the purchase price is determined; and
•	Quantity of closing inventory that you are obligated to purchase if the agreement is terminated.

Response

To address the Staff’s comment, the Company intends to expand its disclosure in future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008. The Company’s proposes to include the following disclosure as a new paragraph within Note [J] to the Company’s financial statements:

The purchase price that the Company agreed to in the DCI Agreement was the results of arm’s length negotiations between the Company and DCI Management Group, LLC. In agreeing upon the terms set forth in this agreement, the Company based its decision on market conditions for the purchase and sale of U.S. Source Plasma. Further, the parties agreed upon the minimum annual purchase commitments under this agreement based on the Company’s anticipated need for plasma during the term. The purchase price for subsequent years during the term will be as mutually agreed to between the parties, based on then-current market conditions. The final closing inventory that the Company may be required to purchase upon expiration or certain termination events is based on the supplier’s inventory at the time of such expiration or termination and will not exceed the Company’s purchase commitment applicable for the year in which such event occurs.

Securities & Exchange Commission
July 24, 2008

The Company does not believe that it should be required to disclose the specific agreed-upon minimum purchase commitment under this agreement, nor the specific quantities of closing inventory which it would be required to buy if this agreement expires or is terminated. The Company received an order from the Commission, dated September 7, 2007 granting confidential treatment concerning certain provisions of the agreement with DCI Management Group, LLC, including these specific terms. The Company notes, however, that it has provided disclosure in its financial statements as well as in the text of the Form 10-K for the year ended December 31, 2007 of its annual purchase commitment expressed in dollars.1  The Company believes that this disclosure, in addition to the additional disclosure that it intends to include in its future periodic reports, is sufficient to inform investors of the potential impact of this agreement on its financial condition and that any further disclosure of its specific per unit obligations under the DCI Agreement is not material for the protection of investors. Accordingly, in light of fact that the Company already discloses in its periodic reports its purchase commitment in monetary terms and will include the enhanced disclosures as described in this letter, the Company respectfully submits that it should not be required to include the additional disclosures requested by Staff.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Item 2. Management’s Discussion and Analysis or Plan of Operation, page 16

Cash Flows, page 21

Comment 6.  We note your disclosure on page 21 of your Form 10-Q filed on April 30, 2008 and in a Form 8-K filed on April 15, 2008 that you entered into an agreement with Biotest AG pursuant to which you will sell to Biotest your excess output of specific intermediate plasma products derived from the plasma processed by Sanquin Blood Supply Foundation on your behalf. We also note that you expect to sell approximately €6.4 million of these output products during 2008. It appears that you are substantially dependent on this agreement and that this agreement may be a material contract pursuant to Item 601(b)(ii)(B) of Regulation S-K. Please file a copy of this agreement. Alternatively, if you do not believe that this agreement is a material contract pursuant to Item 601(b) of Regulation S-K, please provide us with an analysis supporting your determination that the agreement is not required to be filed. In addition, please note that item 601(a) requires you to file a copy of an exhibit if it is relevant to the subject matter reported on that Form 8-K. See Footnote 2 to the Exhibit Table provided in Item 601(a) of Regulation S-K.

1 The Company disclosed in note J[2] to the financial statements included in its Annual Report on Form 10-K for the Year Ended December 31, 2007 the following information regarding the DCI Agreement:

On July 19, 2007, the Company entered into an agreement, for the purchase and sale of plasma with DCI Management Group, LLC (the “DCI Agreement”) pursuant to which the Company will purchase certain quantities of U.S. Source Plasma to be utilized in the production of product under our Distribution and Manufacturing Services Agreement with Sanquin. Under the DCI Agreement, the supplier agreed to sell us specified annual quantities of plasma, in accordance with applicable good manufacturing practices. In 2007, the Company purchased approximately $13.5 million of plasma under this agreement. The Company is committed to purchase $13,950,000 worth of product during 2008. Thereafter the Company expects its annual purchase commitment to be between $12.2 million and $12.9 million for the balance of the term of the DCI Agreement. The Company’s contractual purchase commitments are subject to annual percentage increases based on market conditions. The Company anticipates its total commitment under this DCI Agreement to be approximately $51.7 million.

Securities & Exchange Commission
July 24, 2008

Response

The Company will file a copy of its agreement with Biotest AG as an exhibit to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

General

The Company acknowledges that:

•   the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comment on the Company’s filings.

Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments please do not hesitate to contact the undersigned.

Sincerely yours,

Becker & Poliakoff, LLP

By: /s/ Michael A. Goldstein
Michael A. Goldstein

cc:	J. Schein
D. Beck
J. Hochman, Esq.